Exhibit 99.1

MEDIGUS LTD.

Omer Industrial Park, No. 7A, P.O. Box 3030

Omer 8496500

Israel

June 20, 2019

Dear Shareholder:

You are cordially invited to attend the annual general meeting (the “Meeting”) of the shareholders of Medigus Ltd. (the “Company”), to be held on July 25, 2019, beginning at 5:00 PM, Israel time (10:00 AM Eastern time), at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments thereof.

The Company’s formal notice of the Meeting and the Proxy Statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on June 25, 2019, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

Prof. Benad Goldwasser
Chairman of the Board of Directors

MEDIGUS LTD.

Omer Industrial Park, No. 7A, P.O. Box 3030

Omer 8496500

Israel

PROXY STATEMENT

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 25, 2019

Notice is hereby given to the holders of ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”), and to holders of American depository shares, evidenced by American depositary receipts, each representing twenty Ordinary Shares, issued by The Bank of New York Mellon (“ADRs”), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Thursday, July 25, 2019, at 5:00 PM Israel time (10:00 AM Eastern time) at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	Re-election of each of Prof. Benad Goldwasser, Mr. Eliyahu Yoresh, Mr. Eli Cohen and Mr. Ronen Rosenbloom and election of Ms. Kineret Tzedef, to serve as a director of the Company to hold office until the close of the next annual general meeting, or, if Proposal No. 6 is approved, until his or her term expires in accordance with his or her class;

2.	Approval of amendments to the compensation policy for the Company’s executive officers and directors;

3.	Approval of insurance policy for the Company’s executive officers and directors;

4.	Approval of the compensation terms for the chairman of our Board, Prof. Benad Goldwasser as the chairman of our subsidiary, ScoutCam Ltd.;

5.	Approval of the compensation terms of the Company’s new chief executive officer, Mr. Liron Carmel;

6.	Approval of amendments to the Articles of Association of the Company; and

7.	Approval and ratification of the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2019, and its service until the annual general meeting of shareholders to be held in 2020;

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the consolidated financial statements of the Company for the fiscal year ended December 31, 2018.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

The Board recommends that shareholders vote in favor of each of the above proposals, which will be described in the proxy statement to be made available to the Company’s shareholders.

Only shareholders and ADR holders of record at the close of business on June 25, 2019, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders and ADR holders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Ordinary Shares holders must submit their proxies to the Company’s offices no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on July 25, 2019). ADR holders should return their proxies by the date set forth on the form of proxy. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. The proxy statement, as well as a Hebrew version of the proxy card, in accordance with regulations promulgated under the Companies Law 5759-1999, was also filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. and is available on the websites: www.magna.isa.gov.il and maya.tase.co.il. Such proxy statement will also be available on the Company’s website www.medigus.com.

Shareholders or ADR holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel, Attention: Ms. Tatiana Yosef, chief financial officer, facsimile number +972-72-2602249, e-mail address: Tanya.Yosef@medigus.com. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il. Position Statements should be submitted to the Company no later than Monday, July 15, 2019.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Ms. Tatiana Yosef (Tel: +972-72-2602205).

By Order of the Board of Directors,

Benad Goldwasser
Chairman of the Board of Directors

Omer, Israel

June 20, 2019

MEDIGUS LTD.

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

Tel: +972-72-2602205

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”), and to holders of American depository shares evidenced by American depositary receipts, each representing twenty Ordinary Shares, issued by The Bank of New York Mellon (“ADRs”), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Thursday, July 25, 2019, at 5:00 PM Israel time (10:00 AM Eastern time) at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments thereof.

Record Date; Shareholders Entitled to Vote

Only holders of Ordinary Shares and ADR holders of record at the close of business on June 25, 2019 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on June 19, 2019, the Company had 75,932,058 outstanding Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, holders of Ordinary Shares and ADR holders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Holders of Ordinary Shares must submit their proxies to the Company’s offices no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on July 25, 2019). ADR holders should return their proxies by the date set forth on the form of proxy. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

The Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the Commission under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. The Proxy Statement, as well as a Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), was also filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il and maya.tase.co.il. Such Proxy Statement will also be available on the Company’s website www.medigus.com.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR,” except for Proposals Nos. 2, 3, 4 and 5.

Holders of Ordinary Shares and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company, in the case of holders of Ordinary Shares, or with the ADR depositary, in the case of holders of ADRs, a written notice of revocation or duly executed proxy bearing a later date.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADR holders on or about Friday, June 28, 2019. In addition to solicitation of proxies to ADR holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

Quorum

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, August 1, 2019, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

Required Vote and Voting Procedures

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

Proposal Nos. 2, 4 and 5, and, in the event Proposal No. 2 is not approved, the approval of Proposal No. 3 are subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. With respect to Proposal Nos. 4 and 5, and in the event Proposal No. 2 is not approved, Proposal No. 3, a controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposal Nos. 2, 4 and 5, and, in the event that Proposal No. 2 is not approved, with respect to Proposal No. 3, your shares will not be voted for Proposal Nos. 2, 4 and 5, and, in the event that Proposal No. 2 is not approved, Proposal No. 3.

In connection with Proposal Nos. 2 and 5, the Companies Law allows our Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Position Statements

Holders of Ordinary Shares or ADR holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel, Attention: Tatiana Yosef, chief financial officer, facsimile number +972-72-2602249, e-mail address: Tanya.Yosef@medigus.com. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il. Position Statements should be submitted to the Company no later than Monday, July 15, 2019. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at Omer Industrial Park, Building No. 7A, P.O. Box 3030, Omer 8496500, Israel, Attention: Tatiana Yosef, chief financial officer, facsimile number +972-72-2602249, e-mail address: Tanya.Yosef@medigus.com no later than Thursday, June 27, 2019. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Wednesday, July 3, 2019 which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mrs. Tatiana Yosef (tel: +972-72-2602205).

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2018, please see Item 6 B. of our Annual Report for the year ended December 31, 2018, filed on Form 20-F with the Commission on March 28, 2019, and accessible through the Commission’s website at www.sec.gov.

DIRECTOR INDEPENDENCE

Our Board has determined that each of our directors standing for election or re-election at the Meeting, satisfies the independent director requirements under the Nasdaq corporate governance requirements. As such, the Board is solely comprised of independent directors as such term is defined in the Nasdaq Rules.

Our Board has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees and compensation committees, respectively.

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF EACH OF PROF. BENAD GOLDWASSER, RONEN
ROSENBLOOM, MR. ELIYAHU YORESH AND MR. ELI COHEN. AND ELECTION OF
MS. KINERET TZEDEF AS A DIRECTOR OF THE COMPANY

At the Meeting, shareholders will be asked to approve the re-election of each of: Prof. Benad Goldwasser, Mr. Eliyahu Yoresh, Mr. Eli Cohen and Mr. Ronen Rosenbloom and election of Ms. Kineret Tzedef as a director of the Company to hold office until the close of the next annual general meeting, or, if Proposal No. 6 is approved, until his or her term expires in accordance with his or her class.

Each director nominee has certified to us that he complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

Herein below are details on those directors currently serving on the Board, and standing for re-election:

Prof. Benad Goldwasser has been serving as a member and as Chairman of our Board since September 2018. Prof. Goldwasser is a serial entrepreneur and retired urology medical doctor. In 2016, Prof. Goldwasser launched a venture capital fund partnered with SAIL, a Shanghai Government investment company. Prof. Goldwasser serves as a director of Innoventric Ltd. since 2017 and as active chairman of Safe Foods Inc. since 2018. From 2013-2016 Prof. Goldwasser served as an external director of BioCanCell Ltd. (TASE: BICL). Prof. Goldwasser was the co-founder of Vidamed Inc., Medinol Ltd., Rita Medical Inc., Optonol Ltd. and GI View Ltd. Prof. Goldwasser served as managing director of Biomedical Investments Ltd., an Israeli Venture Capital. During his medical career he served as Chairman of Urology at the Chaim Sheba Medical Center and Professor of Surgery at Tel-Aviv University. Prof. Goldwasser holds an MD and MBA from Tel-Aviv University.

 Eliyahu Yoresh has been serving as a member of our Board since September 2018. Mr. Yoresh serves as chief financial officer and director of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX) and Asia Group. In addition, Mr. Yoresh serves as a director of Nano Dimension Ltd. (Nasdaq, TASE: NNDM) and has previously served as a director of Geffen Biomed Investments Ltd. and Greenstone Industries Ltd. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh is an Israeli Certified Public Accountant. Yoresh acquired a B.A. in business administration from the Business College, Israel and an M.A. in Law Study from Bar-Ilan University, Israel.

Eli Cohen has been serving as a member of our Board since September 2018. Mr. Cohen is an independent lawyer working out of a self-owned firm. He serves as chairman of Univo Pharmaceuticals Ltd., as director of Europe Hagag Ltd., and has previously served as director of Hagag Group Ltd., Multimatrixs Ltd., Matrat Mizug Ltd. and User Trend-M Ltd. Mr. Cohen also serves as a director of several private companies. Mr. Cohen holds an economics degree, an LL.B and LL.M in Commercial Law from Tel-Aviv University, as well as an MBA from the Northwestern University and Tel-Aviv University joint program.

Ronen Rosenbloom has been serving as a member of our Board since September 2018. Mr. Rosenbloom is an independent lawyer working out of a self-owned law firm specializing in white collar offences. Mr. Rosenbloom serves as chairman of the Israeli Money Laundering Prohibition committee and the Prohibition of Money Laundering Committee of the Tel Aviv District, both of the Israel Bar Association. Mr. Rosenbloom previously served as a police prosecutor in the Tel Aviv District. Mr. Rosenbloom holds an LL.B. from the Ono Academic College, an Israeli branch of University of Manchester.

Herein below are details on the director nominee for election:

Kineret Tzedef serves currently as a director of sport division and served in other positions at Hapoel Organization (Israeli Sport Federation) since 2007. Ms. Tsedef also serves as the president of Israeli Gymnastics Federation since 2018. Ms. Tzedef serves as an external director at Chiron Refineries Ltd. (TASE: CHR), and as an external director of Biomedico Hadarim Ltd. (TASE: BIMCM). Ms. Tzedef is admitted to the Israel Bar Association since 2014. Ms. Tzedef acquired a LL.B from the Academic Center for Law and Science, Israel and a B.Ed. in Law Study from the Academic College at Wingate, Israel.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Prof. Benad Goldwasser, Mr. Eliyahu Yoresh, Mr. Eli Cohen, and Mr. Ronen Rosenbloom and election of Kineret Tzedef, as a director of the Company to hold office until the close of the next annual general meeting, or, if Proposal No. 6 is approved, until his or her term expires in accordance with his or her class.”

The Board recommends shareholders vote
“FOR” Proposal No. 1

PROPOSAL NO. 2

APPROVAL OF AMMENDMENTS TO THE COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

As required by the Companies Law, we have adopted a compensation policy regarding the terms of office and employment of our executive officers and directors. Our current compensation policy became effective on January 9, 2019, following its approval by our shareholders (the “Compensation Policy”) and will expire on January 8, 2022.

Pursuant to the Companies Law, the Compensation Policy must be reviewed from time to time by our compensation committee and Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. Accordingly, in light of the experience gained in the implementation of the Compensation Policy, and the recent increase in the cost of liability insurance policies, our compensation committee and the Board propose to amend the framework for the liability insurance policy in the Compensation Policy, and accordingly shareholders are asked to approve specific amendments to the Compensation Policy.

The proposed changes to the Compensation Policy are as follows:

The coverage limit of the Insurance Policy shall be of up to US$30 million per occurrence and for the insurance period (additional coverage for legal expenses not included), provided that the annual premium shall not exceed US$500,000 and that the deductible (except for extraordinary matters as prescribed in the directors’ and officers’ liability insurance policy, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) shall not exceed US$1,000,000 per occurrence.

Upon circumstances to be approved by the compensation committee (and, if required by law, by the board of directors), the Company shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance. The limit of liability of the insurer shall not exceed US$30 million per claim and in the aggregate for the term of the policy, the premium for the insurance period shall not exceed 400% of the last paid annual premium and the deductible (except for extraordinary matters as prescribed in the directors’ and officers’ liability insurance policy, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) shall not exceed US$1,000,000 per claim.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the Compensation Policy for executives and directors, as detailed in the Proxy Statement, dated June 20, 2019.”

The Board recommends shareholders vote

“FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL OF AN INSURANCE POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Our articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law.

We have entered into agreements with each of our current directors and officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the Board based on our activities. The maximum aggregate amount of indemnification that we may pay to our directors and officers based on such indemnification agreements is equal to 25% of our shareholders’ equity pursuant to our latest audited or unaudited consolidated financial statements, as applicable, as of the date of the indemnification payment. Such indemnification amounts are in addition to any insurance amounts.

In addition, we recently renewed our liability insurance with a total coverage of US$10,000,000, annual premium of US$175,000 and deductible of US$750,000. However, in light of the recent increases in the cost of liability insurances, such liability insurance policy is not in line with our current compensation policy (as in effect prior to the amendments proposed under Proposal No. 2). Accordingly, the liability insurance policy is subject to the approval by the Company’s shareholders. Our compensation committee and Board have approved on March 6, 2019, and March 28, 2019, respectively, the Company to purchase such new directors’ and officers’ liability insurance policy.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the purchase of the liability insurance policy for directors and officers, as detailed in the Proxy Statement, dated June 20, 2019.”

The Board recommends shareholders vote

“FOR” Proposal No. 3

PROPOSAL NO. 4

APPROVAL OF THE COMPENSATION TERMS FOR THE CHAIRMAN OF THE BOARD, PROF. BENAD GOLDWASSER AS THE CHAIRMAN OF SCOUTCAM LTD.

The Company’s shareholders have elected Prof. Goldwasser to serve as the chairman of the Board effective as of the annual general meeting of the Company’s shareholders, held on September 20, 2018. The Company’s compensation committee and the Board have approved, in addition to his compensation as the chairman of the Board, the following compensation for his role as the chairman of the board of directors of Company’s subsidiary, ScoutCam Ltd. (“ScoutCam”). The compensation terms proposed herein shall become effective as of the date of the approval of the Company’s shareholders.

Currently, Prof. Goldwasser is entitled to an annual fee of NIS 37,115 and a per meeting fee of NIS 2,480, as compensation for his services as the chairman of the Board.

In addition, as our director, Prof. Goldwasser was granted options to purchase up to 750,000 Ordinary Shares of the Company with the following terms: (i) a vesting schedule of a three (3) year period commencing on October 1, 2018, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) a term of six (6) years after the grant date, unless the options have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 180 days from the termination of the tenure of a director, (iv) the exercise price per share of the options is NIS 0.59 per ordinary share, and (v) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

If approved by the shareholders, Prof. Goldwasser shall be entitled to receive a monthly consulting retainer in the amount of US$ 10,000 plus applicable value added tax (VAT) for his services as the chairman of the board of directors of ScoutCam.

In addition, Prof. Goldwasser will also be entitled to an option grant to purchase ordinary share of ScoutCam (the “SC Options”), representing 5% of the fully diluted share capital of ScoutCam post issuance of the next financing round (for this purpose, such financing round not to exceed $3.0 million or, if the pre-money valuation of ScoutCam in such financing round is at least of $10, than $5.0 million).

The SC Options will vest over a period of four (4) years commencing May 22, 2019, in eight equal semi-annual instalments, (ii) the term of the SC Options shall be of six (6) years from the date of grant, unless they have been exercised or cancelled in accordance with the terms and conditions of the incentive plan of ScoutCam (iii) unless previously exercised or cancelled, the SC Options may be exercised until 180 days following the termination of service, (iv) the exercise price per share of the options will be calculated based on a 25% discount on the sale price of the ordinary shares of ScoutCam in the next fund raising of ScoutCam, provided ScoutCam’s valuation is not more than $7.5 million, and (v) the SC Options shall be accelerated upon the closing of a material transaction, resulting in change of control of ScoutCam and/or in case Prof. Goldwasser is dismissed not for cause.

The proposed terms of compensation are not consistent with our Compensation Policy.

When considering the proposed compensation terms, the compensation committee and the Board considered numerous factors, including a review of the considerations required by the Companies Law and a benchmark analysis of board chairmen’s terms of several peer companies.

Our compensation committee and Board noted that Prof. Goldwasser is a serial entrepreneur and well-connected person in the Israeli industry. Such experience and connections will assist to promote ScoutCam’s business, our current main operational branch of profit. The SC Options proposed to be granted to Prof. Goldwasser are not in line with our Compensation policy, however such options are illiquid and the terms of such grant are performance based. At the Meeting, it is proposed that the following resolution be adopted:

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the terms of compensation of the chairman of the Board as the chairman of the board of directors of ScoutCam Ltd., as described in the Proxy Statement, June 20, 2019.”

The Board recommends shareholders vote

“FOR” Proposal No. 4

PROPOSAL NO. 5

APPROVAL OF THE COMPENSATION TERMS OF THE COMPANY’S NEW

CHIEF EXECUTIVE OFFICER, MR. LIRON CARMEL

On April 2, 2019, we announced the appointment of Mr. Liron Carmel as our new chief executive officer, effective as of April 1, 2019. Mr. Carmel is responsible for the ongoing management of our Company and its subsidiaries, initiating new opportunities and leading our business development.

Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil & gas exploration & production, real estate and financial services. Medigus is the second public company that Mr. Carmel will lead as its chief executive officer. Mr. Carmel also serves as the chief executive officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field. Mr. Carmel also serves as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field. In addition he serves as chairman of the Israel Tennis Table Association. He also served as vice president business development at Yaad Givatayim development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. Prior to Yaad Givatayim, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah, one of the leading companies in the field of provident and advanced studies funds in Israel.

Below is a summary of the proposed compensation terms of Mr. Carmel:

1.	Consulting Fee: a monthly consulting fee of NIS 36,000 + VAT for 80% position.

2.	Annual Cash Bonus: an annual cash bonus of up to NIS 215,000 + VAT, based on a discretionary component of not more than 25% and measurable objectives to be determined by the compensation committee and approved by the Board for the applicable fiscal year.

3.	Reimbursement of Expenses: reimbursement of business expenses in accordance with our policies from time to time.

4.	Restrictions: customary covenants regarding confidentiality, IP assignment, non-competition and non-solicitation.

5.	Term: The employment term has commenced on April 2, 2019, for an indefinite period. The Company or Mr. Carmel may terminate the employment upon a 60-day advance notice. During the notice period, Mr. Carmel will be entitled to consulting fees only to the extent that he provides services to the Company during the notice period. In the event of termination for “cause” (as defined in the agreement), the Company may terminate the employee without prior notice.

6.	Equity-based Compensation: Option grant to purchase up to 1,250,000 Ordinary Shares of the Company (the “Options”), in accordance with the following terms: (i) the Options shall vest over a period of four (4) years commencing April 1, 2019, 25% of the Options shall vest on the first anniversary (i.e., April 1, 2020), and 75% of the Options shall vest on a quarterly basis over a period of three (3) years thereafter; (ii) the term of the Options shall be of six (6) years from the date of grant, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the Options may be exercised until 180 days from the date of termination of the service, (iv) the exercise price per share of the Options shall be NIS 0.59, (v) the Options’ grant shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], and (vi) the Options shall be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

The proposed terms of compensation are in line with our Compensation Policy.

According to the Companies Law, even if the shareholders do not approve the proposed terms of the CEO compensation, our compensation committee and Board may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the proposed compensation, that the proposed compensation is in the best interests of the Company despite the opposition of the shareholders.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve Mr. Liron Carmel’ compensation terms as the chief executive officer of the Company, as detailed in the Proxy Statement, dated June 20, 2019.”

The Board recommends shareholders vote

“FOR” Proposal No. 5

PROPOSAL NO. 6

APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

Following a periodic review carried by the Board of certain of our charter documents, at the Meeting, shareholders will be requested to approve certain amendments of the Company’s Articles of Association

Staggered Board of Directors

Shareholders will be asked to approve the split of the Board into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2020 and after, each year the term of office of only one class of directors will expire. Our Board believes that given the current market value of the Company and its cash position, it is important to ensure that the Board has the tools to promote the interests of our Company and its shareholders in the long-term.

If approved at the Meeting, our directors, if elected and re-elected, as applicable, will be divided among the three classes as follows:

Mr. Eli Cohen will be classified as Class I director and his term will expire at our annual general meeting of shareholders to be held in 2020;

Prof. Benad Goldwasser and Ms. Kineret Tzedef will be each classified as Class II director and their term will expire at our annual meeting of shareholders to be held in 2021; and

Mr. Eliyahu Yoresh and Mr. Ronen Rosenbloom will be each classified as Class III director, and their term will expire at our annual meeting of shareholders to be held in 2022.

Further, shareholders will be asked to approve an approval mechanism similar to a mechanism that exists in the Delaware Generate Corporate Law, which requires an affirmative vote of the Board (by 75% of the members) in addition to the approval of our shareholders in order to amend such provisions, if approved at the Meeting.

In the event the aforesaid proposal will not be adopted at the Meeting, the members of the Board will hold office until the close of the next annual general meeting of the Company.

Increase of Share Capital

On June 19, 2019, we entered into a certain Securities Purchase Agreement with Algomizer Ltd. and Linkury Ltd. (“Algomizer” and “Linkury”, respectively) in connection of which we agreed, among others, to issue and sell to Algomizer an aggregate of 333,334 ADS’s and 333,334 warrants exercisable for additional ADSs. Such agreement contains certain condition, including the increase of our authorized share capital.

In order to meet the condition set forth and provide for the required authorized share capital to satisfy our ongoing needs, the shareholders will be asked to approve at the Meeting an increase of the authorized share capital of the Company by an additional NIS 83,000,0000, consisting of 83,000,000 Ordinary Shares par value NIS 1.00 per share, such that the authorized share capital of the Company following such increase shall be NIS 250,000,000, consisting of 250,000,000 Ordinary Shares, and to amend Article 10(A) of the Company’s articles of association accordingly.

The brief overview above is qualified in its entirety by reference to the full text of the proposed articles of association, as reflected in Appendix A attached hereto (additions are underlined, and deletions are struck through).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the articles of association of the Company, as detailed in the Proxy Statement, June 20, 2019.”

The Board recommends shareholders vote “FOR” Proposal No. 6

PROPOSAL NO. 7

RE-APPOINTMENT OF AUDITORS

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our articles of association, the Board is authorized to determine the independent auditor’s remuneration. The Listing Rules of The NASDAQ Stock Market require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditor.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2019, and to serve until the annual general meeting of shareholders to be held in 2020. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except as auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kesselman & Kesselman, in each of the previous two fiscal years:

	2017	2018
	(in thousands of U.S. dollars)
Audit fees(1)	$160	$144
Tax Fees(2)	33	20
Total	$193	$164

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. Includes professional fees related to annual tax returns.

(2)	Represents fees paid for tax consulting services.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2019, and its service until the annual general meeting of shareholders to be held in 2020.”

The Board recommends shareholders vote “FOR” Proposal No. 7

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Prof. Benad Goldwasser Chairman of the Board of Directors of the Company Dated: June 20, 2019

Appendix A

AMENDED AND RESTATED

 ARTICLES OF ASSOCIATION

OF

MEDIGUS LTD., AS AMENDED

~~Articles of Association~~

~~In accordance with The Companies Law, 5759-1999~~

Interpretation

Article 1:

In these Articles the following terms shall bear the meaning ascribed to them below:

“Person”	shall include a corporation;

“Shareholder”	shall mean a Registered Shareholder or Unregistered Shareholder. Where an effective date, as defined in Section 182 of the Companies Law, is in effect, a Shareholder shall mean such Registered Shareholder or Unregistered Shareholder as of the Effective Date;

“Registered Shareholder”	shall mean a Person registered in the Register;

“Unregistered Shareholder”	shall mean a Person in whose favor a share is registered with a stock exchange member, and such share is also registered in the Register under a nominee company’s name;

“Stock Exchange”	shall mean the Tel Aviv Stock Exchange Ltd.

The “Board”	shall mean the Company’s Board of Directors as appointed in accordance with the Law and these Articles;

“Director”	shall mean a member of the Board, or any other person or entity serving, de-facto, as a Director, even if referred to otherwise;

The “Companies Law”	shall mean the Israeli Companies Law, 5759 – 1999, as amended from time to time, and all the rules and regulations promulgated thereunder;

The “Law”	shall mean the Companies Law, the Israeli Securities Law, 5728-1968, as amended from time to time and its regulations or regulation prescribed by Law, and any other companies-related law applicable to the company at the time;

The “Company”	shall mean the company referred to above;

“Administrative Enforcement Proceeding”	shall mean administrative enforcement proceeding under Chapter 8-C, 8-D or 9-1 to the Israeli Securities Law, 5728-1968, and proceeding under Article D, Chapter 4 of part 9 of the Companies Law, 5759-1999;

“Register”	shall mean a register of shareholders as required under Section 127 of the Companies Law, and any additional register of shareholders maintained by the Company outside of Israel;

The “Office”	shall mean the registered office of the Company, as shall be from time to time in accordance with the Board’s discretion;

“In Writing”	shall mean print, lithography, photo, telegram, telex, facsimile, electronic mail, or any other visual expression or imprinting of words;

“Securities”	shall include shares, debentures, capital notes, certificates and other documents granting the right to sell or convert them as such;

The “Companies Ordinance”	shall mean the Israeli Companies Ordinance [New Version], 5743- 1983;

The “Articles”	shall mean the articles of association contained in the Articles, as originally registered and as may be amended from time to time.

Article 2:

Sections 2, 3, 4, 5, 6, 7, 8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of these Articles herein, unless otherwise provided herein or unless the matter at hand, or its context, does not conform to such application.

Article 3:

Except for this Article 3 herein, all terms and expressions used in these Articles herein shall have the same meaning as provided in the Companies Law, unless such meaning is in contradiction to the relevant matter at hand or its context.

Article 4:

Provisions which may be conditioned shall apply the Company, unless otherwise provided in these Articles herein, and in any contradiction between the provisions of these Articles herein and those of the Companies Law, the provisions of these Articles herein shall prevail.

Article 5:

Where these Articles refer to provisions of the Companies Law which were amended or canceled, such provision shall apply as if already stipulated in these Articles herein, unless otherwise prohibited by law.

Article 6:

Unless otherwise stipulated in these Articles herein, resolutions shall be adopted by the Company’s general meeting of its shareholders or by the Board by an ordinary majority. Notwithstanding anything in these Articles to the contrary, the provisions of Articles 6, 83, 84, 87, 88, 91, 92, 93 and 159 may only be amended by a resolution at the general meeting of the Company’s shareholders, provided however, that such amendment was also approved by a resolution of at least 75% of the members of the Board then in office, at a session of the Board which has taken place prior to the general meeting.

The Company’s Name

Article 7:

The name of the Company shall be as follows:

In Hebrew: מדיגוס בע”מ

In English: Medigus Ltd.

The Company’s Objectives

Article 8:

The Company may undertake any lawful activity, subject to the provisions stipulated in its Memorandum of Association.

The Company’s Purpose

Article 9:

The purpose of the Company is to operate in accordance with commercial considerations with the intention of generating profits. However, the Company may donate reasonable amounts for any suitable purpose even if such contributions do not fall within the business considerations of the Company, as the Board may determine in its discretion.

The Registered Share Capital

Article 10:

A)	The Company’s registered share capital is NIS 250,000,000~~167,000,000~~ divided into 250,000,000~~167,000,000~~ ordinary shares of the Company, par value NIS 1.00 each (hereinafter: the “Shares”).

B)	All ordinary Shares shall have equal rights for any matter or purpose, and holders of fully paid ordinary shares shall be entitled to the following rights with respect to each such ordinary share held by them:

1.	A right to be invited to and participate in, all the general meetings of the Company’s shareholders, and a right to one vote per each ordinary share he holds, in every voting, in every general meeting of the Company’s shareholders he participates in.

2.	A right to participate in dividends’ distribution, if and when distributed, and a right to be granted with bonus shares, if and when granted.

3.	A right to participate in the Company’s liquidation distribution in the event of its liquidation.

Liability of Shareholders

Article 11:

The shareholders’ liability is limited. Every shareholder’s liability is limited to the payment of the par value of his Shares. Where the Company allocated Shares for less than their par value, the liability of every shareholder so allocated shall be limited to the lower par value of such Shares.

Public Company

Article 12:

Subject to the Companies Law, and for as long as the Shares are listed for trade in the Stock Exchange or have been offered to the public under a prospectus, as such term is defined in the Securities Law, 1968, or have been offered to the public outside of Israel under an applicable public offer instrument as required by applicable law outside of Israel, and are held by the public, the Company shall qualify as a Public Company. Prior to the date of becoming a Public Company and upon the date the date of ceasing to be a Public Company (if at all), the Company shall then be a Private Company.1

Shares

Article 13:

Without prejudice to any special rights previously granted to holders of existing Shares, the Company may issue or allot Shares or other Securities consisting preference or deferred rights, or to issue from its unissued share capital redeemable Securities, or to issue shares consisting other special limited rights or limitations regarding dividend distribution rights, voting rights, or other matters, as shall be resolved from time to time by a special majority resolution of the general meeting of the Company’s shareholders.

Article 14:

If at any time, the Company’s share capital shall be divided into different classes, the general meeting of the Company’s shareholders may resolve by an ordinary majority, unless otherwise stipulated by the issuance terms of the relevant class of shares, to convert, extend, add or to otherwise amend the rights, privileges, benefits, limitations and provisions related or unrelated at that time to the relevant class of shares, or as shall otherwise be resolved by an ordinary majority of the Company’s shareholders holding the relevant class of shares, at the general meeting of the Company’s shareholders.

Article 15:

The special rights attached to issued shares or classes of shares, including preference rights shares or other special rights shares, shall not be considered to be amended by creating or issuing additional shares of an equal rank, unless otherwise stipulated by the issuing terms of such shares. The provisions regarding general meetings of the Company’s shareholders stipulated in these Articles herein shall apply, mutatis mutandis, on any class meetings.

1  For the avoidance of doubt, it is hereby clarified that any Articles specifically referring to a Private Company shall not apply for as long as the Company is as a Public Company.

Article 16:

The Company’s unissued share capital shall be subject to the Board’s supervision, which may allocate it to those Persons for cash or such other consideration, under the same terms and conditions, at a higher par value, equal par value or lower par value (in accordance with the provisions of the Companies Law), and at those dates determined by the Board, and the Board shall be authorized to demand payment for any such shares from any Person, equal, higher or lower than their par value, during such period and for such consideration, terms and conditions as the Board may determine.

Article 17:

Upon allocation of shares, the Board may distinguish between shareholders regarding payment amounts and payment dates.

Article 18:

If any allocation terms stipulate that the consideration for the shares so allocated shall be, in whole or in part, in installments, each such installment shall be paid by the Person registered as the shareholder at the time of payment, or by his legal guardians.

Article 19:

The Company may pay at any time any Person, for providing underwriting services or for his consent to provide underwriting services, either conditionally or unconditionally, for any of the Company’s Securities, including debentures and debentures stock, or for his consent to obtain signatures, either conditionally or unconditionally, for any of the Company’s securities, debentures or debentures stock. Any commission may be paid or removed in cash, Securities, debentures or debentures stock.

Share Certificate; Share Deed

Article 20:

Subject to and in accordance with the provisions of the Companies Law, each share certificate evidencing proprietary right in the Shares shall carry the Company’s seal or its printed name, along with one of the signatures of one of the company’s members of the Board and Company secretary, or as otherwise shall be determined by the Board.

Article 21:

Every registered shareholder (including a nominee company), is entitled to receive from the Company, as requested, one share certificate evidencing all of the Shares registered under his name, or, if so approved by the Board (upon payment of the amounts determined by the Board from time to time), several share certificates, each for one or more such Shares; each share certificate shall denote the number of Shares represented by such certificate, the serial number of such Shares and their par value, all subject to the Companies Law.

Article 22:

Share certificate registered jointly under the names of two Persons or more shall be delivered to the Person whose name is listed first among other such Persons in the Register, unless otherwise instructed in writing by such joint registered Persons.

Article 23:

A)	Where the consideration for Shares is fully paid, the Company may provide a share deed entitling its holder with rights to the Shares denoted in the share deed and the right to transfer it by transferring the Share, and the provisions regarding Share transfers stipulated in these Articles herein shall not apply.

B)	Shareholder lawfully holding a share deed is entitled to return such share deed to the Company to be cancelled and converted to a registered Share; Such shareholder is further entitled, upon payment of a fee determined by the Board, to be registered in the Register as the holder of the Shares so represented by the share deed returned to the Company, and to receive a share certificate representing such Shares.

C)	Holder of a share deed may deposit his share deed in the Office, and for as long as it is so deposited, such depositor shall have the right to request for the general meeting of the Company’s shareholders to convene, in accordance with and subject to the Companies Law and these Articles herein, to attend it, to vote in it and to uphold all further rights granted to a shareholder in a general meeting of the Company’s shareholders convened pursuant to his request 48 hours pursuant to such deposit, as though his name was registered in the Register as the holder of those Shares represented by the deed. Only one Person shall be acknowledged as the share deed depositor, and the Company must return the share deed to its depositor if so requested by him, in writing, at least two days in advance.

Where a share deed was not deposited in accordance with the above, its holder shall not have the rights stated in subsection C above, and shall have, subject to these Articles herein, all other rights granted to the Company’s shareholders.

Article 24:

If a share certificate or share deed are lost, damaged or defected, the Board may issue a new share certificate or share deed to replace them, provided that such share certificate or share deed were not canceled by the Company, or upon proving to the Board’s satisfaction such loss or destruction, and the Company was provided with guarantees against any possible damage to the Board’s satisfaction, all for the consideration determined by the Board. Articles 20-23 above shall apply, mutatis mutandis, in connection with the issuance of a new share certificate.

Calls on Shares

Article 25:

The Board may, from time to time, in its discretion, make calls upon to perform payment of any amount of the consideration of their Shares not yet paid, and which, according to the allocation terms of such Shares are not to be paid in definite dates, and all such shareholder shall pay the calls so made upon him at the time(s) and place(s) designated in such call. A call may contain a demand for payment in installments. The date of the Board’s resolution approving such call shall be deemed as the date of such call.

Article 26:

A call shall be delivered to the relevant shareholder not less than fourteen (14) days prior to the date of payment stipulated therein, and shall specify the installments and the designated place of payment. Notwithstanding the above, prior to the due date stipulated in the call the Board may, by delivering a written notice to the relevant shareholder, revoke such call or extend the payment period, subject to such revoking being approved prior to the payment of the call.

Article 27:

The joint holders of a Share shall be bound jointly and severally to pay all calls in respect thereof.

Article 28:

If, according to the terms of issuance of any Share, any amount is due at a definite date or in installments in definite dates, such amount(s) shall be paid on same date(s) as though due call had been delivered to the shareholder by the Board, and provisions regarding calls provided in these Articles herein shall apply such call.

Article 29:

Any amount not paid by the shareholder of the respective Share, when due or prior to that, shall bear an interest from its due date until its actual payment at a rate determined by the Board from time to time, or as prescribed by law at the date of call,, unless otherwise prescribed by the Board.

Article 30:

The Board may agree to accept prepayment by any shareholder of any amount yet due with respect to his Shares or any part thereof. The Board may direct the payment of interest for such prepayment or any part thereof, until the date of such prepayment at a rate as may be agreed upon between the Board and the shareholder so prepaying.

Forfeiture and Lien of Shares

Article 31:

The Board may require any shareholder failing to pay any due amount on account of his Shares or any part thereof, to pay the unpaid due amount, including accrued interest and all expenses incurred by the Company with respect to the collection of such payment, on the date and in the terms so prescribed, by delivering a notice to such shareholder.

Article 32:

The notice shall specify a date, which date shall be not less than 14 days following the delivery date of such notice, and a place(s) where such payment, including the accrued interest and expenses thereon, is to be paid. Same notice shall specify that, in the event of failure to pay the entire amount due within the period stipulated in the notice, same failure may cause, ipso facto, the forfeiture of such Shares.

Article 33:

By Shareholder’s failure to meet the demands included in the abovementioned, the Board may, at any time thereafter and prior to the payment of all due amounts specified in the notice or payment of all expenses and accrued interest to which the company is entitled with respect to such shareholder’s Shares, resolve to forfeit such Shares. Such forfeiture shall include all dividends declared with respect thereof and not actually paid to the date of forfeiture thereof.

Article 34:

Any Share so forfeited shall be deemed as the Company’s property, and the Board may resolve, subject to the provisions of these Articles herein, to resell it, reissue it or otherwise transfer it as it deems fit, all subject to the provisions of the Companies Law.

Article 35:

Shares so forfeited and yet to be resold shall be deemed dormant Shares, and shall not have any rights attached to them for as long as they are held by the Company.

Article 36:

The Board may, at any time prior to the resell, reissuance or otherwise disposal of an aforesaid forfeited Share, nullify the forfeiture on such conditions as it deems fit.

A)	Any shareholder whose Shares have been so forfeited shall cease to be a holder of such forfeited Shares, but shall nevertheless continue to be obligated to pay the Company all amounts at the time of forfeiture due to the Company with respect thereof, including accrued interest and expenses as aforesaid until actual repayment, and including the interest to be paid for the aforesaid amounts from the time of forfeiture until the actual repayment, at the maximal interest rate prescribed by law, unless such Shares have been resold and the Company received the full amount owed by the shareholder, including all expenses incurred by the Company with respect to the sale of such Shares thereof.

B)	If the consideration received by the Company for the sale of the forfeited Shares shall exceed the amounts owed by the shareholder of whose Shares have been forfeited, such shareholder shall be entitled to receive the partial consideration paid by him to the Company with respect to such Shares, if so paid, subject to the allocation agreement, provided that the total remaining consideration shall not be less than the total obligations of such shareholder, including any sell-related expenses.

Article 37:

Provisions of these Articles herein regarding forfeiture of Shares shall also apply to failure to pay due known amounts in accordance with the allocation agreement, as if such amount was due to be repaid in accordance with a duly delivered payment notice.

Article 38:

The Company shall have a first and paramount lien upon all the Shares registered in the name of each shareholder on the Register, excluding fully paid Shares, and upon proceeds from their sale for repayment of such shareholder’s debts and obligations to the Company, whether joint or several, matured or un-matured, regardless of the origins of such debts and obligations, and no equitable rights for any such Shares shall be constituted. The abovementioned lien shall apply upon all the declared dividends from time to time with respect to such Shares.

Article 39:

The Board may sell any of the Shares subject to the abovementioned lien, in any manner it deems fit in accordance with its discretion, for the purpose of enforcing the abovementioned lien; however, such sale may be executed only where the period specified in Article 32 thereof has passed and a written notice specifying the Company’s intention to sell such Shares have been delivered to the shareholder in question (or to the one entitled to such notice following his departure or his bankruptcy, liquidation or receivership), and the shareholder or any other Person so entitled to the Share has failed to fully pay his abovementioned debts or obligations within fourteen (14) days following the delivery of such notice.

Article 40:

The net proceeds of any such sale, after payment of the sale expenses, shall be used for the full payment of the respective shareholder’s debts and obligations (including the debts, obligations and engagements yet to be due), and the provisions of Article 36(b) herein shall apply, mutatis mutandis.

Article 41:

Upon the sale of forfeited Shares or enforcement of a lien, the Board may appoint any Person to execute a Share transfer deed of the sold Shares and register the purchaser of such Shares in the Register as the holder of such Shares, and after such registration in the Register, the validity of such sale shall not be rebutted, and any Person damaged by such sale shall be entitled to claim monetary damages solely from the Company.

Transfer of Shares

Article 42:

Any transfers of Shares registered in the Register by a registered shareholder, including transfer by or to the nominee company, shall be executed in writing, provided that the Share transfer deed shall be signed by or on behalf of the transferor and the transferee, or by their respective representatives, and by witnesses to their signatures, and the transferor shall be deemed the holder of such Shares until the registration of the transferee in the Register with respect to the Shares so transferred. Subject to the provisions of the Companies Law, transfer of Shares shall not be registered unless the Company was provided with the Share transfer deed, as described above.

The Share transfer deed shall be drawn-up and filled as below or in a manner as similar as possible or in an ordinary and accepted manner so approved by the chairman of the Board

“I, the undersigned  , of   (the “Transferor”), for consideration of   NIS paid to me by  of  (the “Transferee”) do hereby transfer to the Transferee   Shares  par value NIS _______ each, numbered  through    (inclusive) of __________ Ltd., to be held by the Transferee, the administrators of his estate, his guardians and his representatives, in accordance with the terms and conditions by which they were held by me on the date of signing this Share transfer deed herein, and I, the Transferee, do hereby accept the transfer of these Shares in accordance with those terms and conditions.”

In witness whereof we have we have signed this Share transfer deed in this ___ day of __________.

The Transferor	The Transferee

Witness to the Transferor’s Signature	Witness to the Transferee’s Signature

Article 43:

The Company may close the Register for a period as the Board deems fit, provided that such period shall not exceed thirty (30) days per year. The Company shall notify the shareholders of the closing of the Register as stipulated in these Articles herein in connection the delivery of notices to shareholders.

Article 44:

A)	Every Share transfer deed shall be submitted to the Office for registration along with the Share certificates to be transferred, if such Share certificates have been issued, and all such other evidencing instruments as the Board may deem required. Such registered Share transfer deeds shall remain in the Company’s possession. However, Share transfer deeds which the Board refused to register shall be returned, on demand, to their respective submitter, along with the Share certificates (if submitted). Where the Board refuses to approve Share transfers, it shall notify the transferor no later than thirty (30) days following the date in which it received the Share transfer deed.

B)	The Company may require payment of a fee for the registration of the transfer of Share, as shall be determined by the Board from time to time.

Article 45:

Upon the departure of a registered shareholder, the Company shall recognize the guardians, administrators of the estate, executors of the will, and in the absence of such persons, the inheritors of the deceased shareholder, as the only holders of rights in the deceased shareholder’s registered Shares.

Article 46:

In the event of the deceased shareholder being a registered shareholder of a Share held jointly with others, the surviving shareholder(s) shall be deemed the sole holder(s) of rights in such Shares, but such rights will not dismiss the deceased shareholder’s estate from any liability relating to such Shares held jointly. Each joint holder or registered Shares may transfer his rights in such Shares.

Article 47:

Any Person acquiring rights in Shares by virtue of a shareholder’s departure, shall be entitled, upon provision of a due will or appointment of legal guardian or issuance of order of probate, evidencing his rights in such Shares, to be registered as a shareholder of the respective Shares, or to transfer such Shares in accordance with the provisions of these Articles herein.

Article 48:

The Company may recognize an official receiver or liquidator of a shareholder which is a corporate in dissolution proceedings, or trustee in liquidation proceedings, or any receiver of a bankrupt shareholder, as the acquirer of the rights in the registered Shares of such shareholder.

Article 49:

Subject to the Board’s approval (which may refuse to provide such approval without providing any reason), a Person acquiring a right to a Share by virtue of being an official receiver, liquidator or trustee in liquidation proceedings regarding a corporate shareholder, or any official receiver of a bankrupt shareholder, may be registered as the shareholder of the respective Share or transfer such Share in accordance with the provisions of these Articles herein, subject to the provision of such proof of entitlement as the Board may deem necessary.

Article 50:

All the abovementioned provisions regarding transfer of Shares shall apply to transfer of any other of the Company’s Securities, mutatis mutandis.

Redeemable Securities

Article 51:

Subject to the provisions of these Articles herein regarding issuance of Securities, the Company may issue or allot redeemable Securities.

Article 52:

Where the Company had issued redeemable Securities, it may redeem them without being subject to such limitations as prescribed under Chapter Two of Part Seven of the Companies Law.

Article 53:

Where the Company had issues redeemable Securities, it may attach them with similar rights to those attached to Shares, including voting rights and rights to participate in the distribution of dividends.

Alteration of Share Capital

Article 54:

The Company may, from time to time, by an ordinary majority resolution of the general meeting of the Company’s shareholders, increase the registered share capital of the Company in classes of shares, as it may determine.

Article 55:

Unless otherwise resolved in the abovementioned resolution approving the increase of registered share capital, all newly issued Shares shall be subject to these Articles herein.

Article 56:

The Company may, by ordinary majority resolution of the general meeting of the Company’s shareholders:

A)	Consolidate and redistribute its Share capital, or any part thereof, into Shares par higher value than the par value of its already issued Shares, and if the already issued Shares have no par value - into a Share capital comprised of a smaller number of Shares, provided that the proportional holdings of the existing shareholders shall not be retained.

For the purpose of executing any such resolution, the Board may settle any difficulty arising as it deems fit, including issuance of Share certificates for fractional Shares or issuance of several Share certificates for several shareholders which shall include fractional Shares.

Without derogating from the above generality of the Board’s authority, if the consolidation of the Shares results in fractional Shares, the Board may, subject to an ordinary majority approval of the general meeting of the Company’s shareholders:

1)	sell all the fractional Shares, and for that purpose, assign to a trustee on whose name Share certificates including the fractional Shares shall be issued, who will sell them, and the net proceeds of any such sale, after deducting commissions and other sale related expenses, shall be distributed to those eligible; or

2)	issue each shareholder holding fractional Shares due to the consolidation, fully paid Shares of the same class of Shares which existed prior to the consolidation, in such number that would constitute one whole Share, and such issuance shall be deemed to take effect immediately prior to the consolidation; or

3)	resolve that shareholders shall not be entitled to receive a consolidated Share due to fractional consolidated Shares, resulting from consolidation of half or less of the number of Shares which consolidation results one whole consolidated Share, and shall be entitled to receive one consolidated Share due to fractional consolidated Shares resulting from of more than half of the number of Shares which consolidation constitutes one whole Share;

Where actions under paragraphs (2) and (3) above require the additional issuance of Shares, such Shares may be redeemed in the manner by which preferred Shares may be redeemed. The abovementioned consolidation and division shall not change the rights attached to the Shares so consolidated or divided.

B)	Redistribute all or any of its Share capital through the redistribution of all or any of its existing Shares into shares of a lower par value, and where its Shares have no par value, into issued Share capital comprised of a larger number of Shares, provided, however, that the proportional holdings of the existing shareholders is retained.

C)	Cancel registered Share capital yet to be issued, provided that the Company did not undertake (conditionally or otherwise), to issue such Share capital.

D)	Reduce the Shares in its issued Share capital in such manner that the reduced Shares shall be cancelled and any payment made with respect to their par value shall be registered in the Company’s financial statements as a capital fund which shall be treated as a premium paid for the Shares remaining in the Company’s issued Share capital.

E)	Consolidate any or all of its Share capital into one class of Shares, and the Company may resolve to reimburse any or all of its shareholders for such consolidation, by means of issuing preferred Shares to such shareholders.

General Meetings of the Company’s Shareholders

Article 57:

An annual meeting of the Company’s shareholders shall be held once in every calendar year, within a period of not more than fifteen (15) months after the previous annual meeting of the Company’s shareholders. All general meetings of the Company’s shareholders other than those annual meetings shall be referred to as “Extraordinary Meetings”.

Article 58:

The agenda at the annual meeting of the Company’s shareholders shall include the following matters:

A)	a discussion on the Company’s audited financial statements and the Board’s report on the state of the Company’s affairs, which shall be submitted to the general meeting of the Company’s shareholders;

B)	appointment of directors;

C)	appointment of an auditor and receiving the Board’s report on the auditor’s remuneration;

D)	other matters brought for discussion and resolution by the Board.

Article 59:

For as long as the Company is a Private Company, the Board may convene an Extraordinary Meeting at its discretion and following the request of each of the following:

A)	a member of the Board;

B)	One or more shareholders, holding at least 10 percent (10%) of the Company’s issued Share capital and at least one percent (1%) of the Company’s voting rights, or one or more shareholders holding at least ten percent (10%) of the Company’s voting rights.

Article 60:

Notwithstanding the above, if the Company becomes a Public Company, the Board may convene an Extraordinary Meeting pursuant to a Board resolution, and must convene such meeting if request is received from two members of the Board or one-fourth of the then serving members of the Board or one or more shareholders holding at least five percent (5%) of the Company’s issued Share capital and at least one percent (1%) of the Company’s voting rights or one or more shareholders holding at least five percent (5%) of the Company’s voting rights.

If the Board is requested to convene an Extraordinary Meeting, it shall so convene it within twenty one (21) days pursuant to such request being submitted to it, at such date resolved in the notice of the Extraordinary Meeting, as provided in Article 63(B) therein, provided that if the Company is a Public Company, such meeting shall not be held later than thirty five (35) days from the date such notice was published, all subject to the provisions of the Law.2

Article 61:

If the Board does not convene a duly requested Extraordinary Meeting as stipulated in Articles 59 and 60 thereof, the Person so requesting such meeting to be convened, and in the case of shareholders – any of them holding more than one half of their voting rights, may convene the meeting himself, provided that it shall not be held more than three (3) months after the date upon which such was submitted, and it shall be convened, insofar as possible, in the same manner by which meetings are convened by the Board.

Article 62:

A)	A general meeting’s agenda shall be determined by the Board and will include the matters for which an Extraordinary Meeting is requested to be convened pursuant to Articles 59 and 60 of these Articles herein, as well as matters requested in accordance with sub-Article (b) below.

B)	One or more shareholders holding at least one percent (1%) of the Company’s voting rights may request matters to be included on the agenda by the Board, provided that such matters are suitable for discussion at a general meeting of the Company’s shareholders.

C)	A request as mentioned in article b) above shall be submitted to the Company in writing no less than seven (7) days prior to the date on which a notice of the convening of the general meeting of the Company’s shareholders is given, and shall include the language of the proposed resolution.

Article 63:

A)	If the Company is to become a Public Company, notice of a general meeting of the Company’s shareholders shall be published in no less than two (2) daily Hebrew-language newspapers with a wide circulation at the date prescribed by Law, and the Company shall not be obligated to provide any other notice of such general meeting of its shareholders to any registered shareholders.

B)	Notice of a general meeting of the Company’s shareholders shall include the type of meeting and the place, date and time at which such meeting shall convene and shall further include the agenda, a summary of the proposed resolutions, the majority required for the approval of the proposed resolutions and the determining date for the purpose of eligibility to vote in the such general meeting. If a differed general meeting is adjourned at a different day, time or place in the following week, the notice must specify the details of such adjourned meeting.

2 Provisions of this Article herein shall not be in effect for as long as the Company is a Private Company, as such term is defined in the Companies Law.

Article 64:

Notwithstanding the above, for as long as the Company is a Private Company: (a) a notice of a general meeting of the Company’s shareholders shall be delivered to all those eligible to participate in the meeting no later than seventy two (72) hours prior to the date of the meeting, provided that such notice shall not be delivered earlier than 45 days prior to the date of meeting; (b) the general meeting of the Company’s shareholders may be convened on a shorter notice, if so approved by all those  eligible to receive such notice. Waiver may be retroactively submitted in writing even after such general meeting was convened.

Article 65:

The general meeting of the Company’s shareholders may assume powers conferred on another organ. Where the general meeting assumed powers conferred by law on the Board, the shareholders shall be liable and bound by the liability and duties of Directors regarding the exercise of such powers, mutatis mutandis, including, among other things and taking into consideration their holdings in the Company, their participation in the general meeting and the manner in which they vote, the provisions of Chapters 3, 4 and 5 of Part Six of the Companies Law.

Article 66:

A bona fide flaw in convening the general meeting of the Company’s shareholders or in the conduct thereof, including a flaw deriving from non-compliance with a provision or condition stipulated by the Law or these Articles herein, including in connection with the manner by which the meeting is to convene or to be conducted, shall not cause any resolutions adopted by such general meeting to be invalid and shall not impair discussions held thereat, subject to the provisions of any law.

Voting Rights

Article 67:

A shareholder wishing to vote at a general meeting of the Company’s shareholders shall provide evidence of his ownership in his Shares, as required by any applicable law.

Article 68:

If, and when, the Company becomes a Public Company, it may set an effective date for the purpose of eligibility to participate and vote at the general meeting of its shareholders, provided that such date will not be less than twenty one (21) days or will exceed four (4) days prior to the date such general meeting is to  convene.

Article 69:

A Shareholder who is a minor or shareholder who is legally incapacitated by a court of competent jurisdiction may exercise his right to vote by his custodian, and such custodian may vote by proxy.

Article 70:

Subject to the provisions of any applicable law, where Shares are held jointly, each shareholder so holding the Shares may vote at any meeting, in person or by proxy, in relation to such Shares, as though he were the sole owner of such Shares. If more than one such shareholders attend a meeting, in person or by proxy, the vote shall be made by the joint shareholder whose name appears first in the Register in relation to such Shares, or in an applicable deed or certificate evidencing the ownership of such Shares as determined by the Board for such purpose. Several guardians or administrators of the estate of a deceased registered shareholder shall be deemed as joint shareholders of such Shares for the purposes of this Article herein.

Article 71:

A Shareholder may vote in the general meeting of the Company’s shareholders in person or by proxy, subject to the conditions stipulated hereunder.

Article 72:

A corporate body being a shareholder of the Company and entitled to attend and vote at a general meeting of the Company’s shareholders may exercise such rights by authorizing any Person, whether in general or for such specific general meeting, to be present and/or vote on its behalf. Such representative may exercise, on behalf of such corporate body, the rights of the corporate body, as if the corporate body was a single shareholder. Upon the request of the chairman of such general meeting, a reasonable evidence of such authorization and its validity shall be furnished thereto as a requirement for the participation of such representative in such general meeting.

It is hereby clarifies that Articles 73 through 77 hereunder with respect to a letter of appointment shall not apply an authorized representative of the corporate body, but shall only apply to its proxy.

Article 73:

A proxy’s letter of appointment (hereinafter: “Letter of Appointment”) shall be in writing and shall be signed by the appointer or by such other duly authorized Person. If the appointer is a corporate body, the Letter of Appointment shall be in writing and signed by the corporate body’s approved signatory, accompanied by the corporate seal or signed by its authorized representative.

Article 74:

The Letter of Appointment, or a suitable copy thereof to the Board’s satisfaction, shall be deposited in the Office or in any other place in which the general meeting of the Company’s shareholders is to convene, not less than forty eight (48) hours prior to the commencement of the meeting at which the Person appointed by the Letter of Appointed is to vote. Notwithstanding the aforesaid, the chairman of such meeting may waive such requirement with respect to all the participants in a general meeting and accept a Letter of Appointment upon the commencement of such meeting.

Article 75:

A Shareholder holding more than one Share may appoint more than one proxy, subject to the following provisions:

A)	The Letter of Appointment shall specify the class and number of Shares for which it is issued;

B)	If the Letter of Appointment specifies a number of Shares higher than the number of Shares held by the relevant shareholder, all Letters of Appointment issued by such shareholder with respect to the excess Shares shall be void, without derogating from the validity of the Letters of Appointment issued with respect to the Shares duly held by such shareholder;

C)	If the Letter of Appointment does not specify the number and class of Shares in respect of which it is being issued, such Letter of Appointment shall be deemed to have been given in respect of all the shareholder’s registered Shares as of the date he submitted the Letter of Appointment to the Company or submitted it to the chairman of the general meeting of the Company’s shareholders, as the case may be. If the Letter of Appointment is issued in respect of fewer Shares than the ones held by the shareholder, then the shareholder shall be deemed to have abstained from voting in respect of the remaining Shares held by him and the Letter of Appointment shall be valid only in respect of the number of Shares specified therein.

Article 76:

The Letter of Appointment shall be drawn up in the following form of wording or in a form of wording as similar thereto as possible:

“I ____________, of ____________, as a shareholder of __________ Ltd. (the “Company”), hereby appoint ______________ of _____________ whose identity number is ____________ or in his absence _____________ of  ____________________  whose identity number is _____________ as my proxy, to vote in my name and stead in respect of  ____________number of shares of ______________ class which are held by me, at the annual/Extraordinary Meeting of the Company’s shareholders to be held on the __________  day of __________  year__________  and at any deferred meeting thereof.

In witness whereof I have signed this Letter of Appointment in this ___ day of __________.

Signature”

Article 77:

Voting by virtue of a Letter of Appointment shall be valid even if prior to such voting the appointer had died or the Letter of Appointment had been cancelled or the Share in respect of which it was given was transferred, unless a written notice regarding such death, cancellation or transfer was received in the Office prior to the respective meeting.

Discussions and Adoption of Resolutions in the General Meetings

Article 78:

Discussions are no to be held unless a quorum is present within half an hour of the time scheduled for the respective meeting. Unless otherwise stipulated by the Companies Law or these Articles herein, a legal quorum is the presence, in person or by proxy, of at least two (2) shareholders holding at least ten percent (10%) of the voting rights in the Company.

Article 79:

If a quorum is not present within half an hour from the time set for the respective meeting’s commencement, the meeting shall be adjourned for the following week, at the same day, time and place, without it being necessary to notify the shareholders of such adjournment, or to another date if such is stated in the notice of the meeting, at which the agenda shall be of the first meeting. If a quorum is not present at the adjourned meeting within half an hour of the time set for its commencement, the adjourned meeting shall then commence at the presence of any number of shareholders (it is hereby clarified that the provisions of this Article 79 are also applicable to meetings convened upon a Shareholder’s request).

Article 80:

A general meeting chairman shall be appointed at every general meeting of the Company’s shareholders. Such chairman shall be appointed at the commencement of every such general meeting, subject to the presence of the required quorum, by the Company Secretary or by a Shareholder authorized by him for that purpose.

Article 81:

The chairman of a general meeting of the Company’s shareholders may, with the consent of the respective meeting in which a quorum is present, adjourn the meeting or adjourn the discussion or the adoption of a resolution on a particular matter on the agenda to that time place as resolved by the meeting, and is obliged to so adjourn such meeting, discussion or resolutions at the general meeting’s demand. No matter shall be discussed at an adjourned meeting save for a matter that was on the agenda and which were not discussed or which discussion did not end in the meeting so decided to be adjourned.

Article 82:

Subject to the provisions of any applicable law, any resolution shall be adopted by a vote in which every Share shall entitle its respective holder to one vote. In case of equal votes, the resolution shall be deemed to have been rejected.

Article 83:

Resolution in the general meeting of the Company’s shareholders shall be adopted by an ordinary majority, unless otherwise required by Law or these Articles herein. Notwithstanding anything in these Articles to the contrary, the provisions of Articles 6, 83, 84, 87, 88, 91, 92, 93 and 159 may only be amended by a resolution at the general meeting of the Company’s shareholders, provided however, that such amendment was also approved by a resolution of at least 75% of the members of the Board then in office, at a session of the Board which has taken place prior to the general meeting.

Article 84:

In addition to any matters to be resolved by the general meeting of the Company’s shareholders in accordance with the Law and these Articles herein, the following matters shall be resolved by ordinary majority in general meeting of the Company’s shareholders:

A)	amending these Articles (provided that the provisions of Articles 6, 83, 84, 87, 88, 91, 92, 93 and 159 may only be amended by a resolution at the general meeting of the Company’s shareholders, provided however, that such amendment was also approved by a resolution of at least 75% of the members of the Board then in office, at a session of the Board which has taken place prior to the general meeting);

B)	exercising the Board’s powers by the general meeting of the Company’s shareholders, if the Board is unable to exercise such powers and the exercise of any of its powers is essential for the Company’s adequate management as stipulated in Section 52(a) of the Companies Law;

C)	appointment of the Company’s auditor and the termination of his service;

D)	appointment and dismissal of the Company’s directors;

E)	appointment of the chairman of the Company’s Board;

F)	appointment of the Company’s general manager;

G)	approval of actions and transactions requiring the general meeting of the Company’s shareholders’ approval;

H)	increase or reduction of the Companies authorized share capital; and

I)	merger.

Article 85:

Declaration of the chairman of the general meeting of the Company’s shareholder’s that a resolution by the general meeting has been adopted unanimously or in a certain majority or denied, shall constitute evidence prima facie of the minutes of such meeting.

Article 86:

The Board may, from time to time, determine which of the resolutions of the general meeting of the Company’s shareholders may be adopted by means of voting paper. Unless otherwise determined by the Board and subject to the provisions of the Companies Law and the regulations thereunder, the general meeting of the Company’s shareholders may vote by means of voting paper on the following matters:

A)	appointment and removal of Directors;

B)	approval of transactions requiring the approval of the general meeting of the Company’s shareholders in accordance with the provisions of Sections 255 and 268 through 275 of the Companies Law;

C)	approval of a merger in accordance with Section 320 of the Companies Law;

D)	such other matters prescribed by the Minister in accordance with Section 89 of the Companies Law.

Article 86A:

For as long as the Company is a Private Company, a resolution in writing, signed by all of the Company’s Shareholders, shall be, subject to the provisions of the Law, valid and binding, as any resolution of a duly convened general meeting of the Company’s shareholders in accordance with these Articles herein.

Article 86B:

For as long as the Company is a Private Company, the Company may hold a general meeting of its shareholders by using any means of communication, provided that all shareholders so participating in the meeting are able hear each other simultaneously.

The Board of Directors

Article 87:

The number of Directors shall be prescribed in accordance with the provisions of these Articles, from time to time, by an ordinary majority resolution of the general meeting of the Company’s shareholders, or by an ordinary majority resolution of the Board, provided such number shall not be less than three (3) nor more than twelve (12) Directors (not including external Directors appointed as required under applicable law).

Article 88:

A)	The Directors (excluding the External Directors, if any were elected), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective.

i.	The term of office of the Class I directors shall expire at the first annual general meeting of the Company’s shareholders to be held in 2020 and when their successors are elected and qualified,

ii.	The term of office of the initial Class II directors shall expire at the first annual general meeting of the Company’s shareholders following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified, and

iii.	The term of office of the initial Class III directors shall expire at the first annual general meeting of the Company’s shareholders following the annual general meeting of the Company’s shareholders referred to in clause (ii) above and when their successors are elected and qualified.

B)	At each annual general meeting of the Company’s shareholders, commencing with the annual general meeting of the Company’s shareholders to be held in 2020, each of the successors elected to replace the Directors of a class whose term shall have expired at such annual general meeting of the Company’s shareholders shall be elected to hold office until the third annual general meeting of the Company’s shareholders next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

C)	If the number of Directors (excluding External Directors, if any were elected) that consists the Board is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board shall shorten the term of any incumbent Director.

~~A)~~	~~The Directors shall be appointed by the ordinary majority of the then present shareholders in the annual meeting of the Company’s shareholders. Any Director so appointed shall serve in office until the subsequent annual general meeting of the Company’s shareholders.~~

D~~B~~)	Director’s term of service shall commence on the date of appointment, but the general meeting of the Company’s shareholders may determine a different date for such commencement of service.

E)	Prior to every annual general meeting of the Company’ shareholders, and subject to clause (A) of this Article, the Board (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such annual general meeting of the Company’ shareholders (the “Nominees”).

F)	Any Proposing Shareholder requesting to include on the agenda of an annual general meeting of the Company’ shareholders a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 88(F) and Article 62 and applicable law. In addition to any information required to be included in accordance with applicable law, such a proposal request shall include information required pursuant to Article 62 and applicable law, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the proposing shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials relating to the general meeting of the Company’s shareholders, if provided or published, and, if elected, to serve on the Board and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission); (v) a declaration made by the Alternate Nominee of whether he meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the proposal request by applicable law, regulations or stock exchange rules. In addition, the proposing shareholder shall promptly provide any other information reasonably requested by the Company. The Board may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a proposing shareholder pursuant to this Article 88(F) and Article 62, and the proposing shareholder shall be responsible for the accuracy and completeness thereof.

G)	The Nominees or Alternate Nominees shall be elected by a resolution adopted at the general meeting of the Company’s shareholders at which they are subject to election.

~~C)~~	~~The general meeting of the Company’s shareholders may resolve, at any time, by an ordinary majority resolution, to remove any Director from office prior to the termination of his respective term of service and it may appoint another Director in his place, provided that the Director is given a reasonable opportunity to state his case before the general meeting.~~

Article 89:

A)	Director may, at any time, appoint an alternate director on his behalf (hereinafter: “Alternate Director”). Person who is not qualified to be appointed as a Director or who is serving as a Director or Alternate Director shall not be appointed to serve as an Alternate Director, unless otherwise permitted by any applicable law. An Alternate Director may be appointed to serve on a committee of the Board, provided that such Alternate Director does not serve as a member of another committee of the Board.

B)	For as long as the appointment of the Alternate Director is in effect, the Alternate Director is entitled to receive notices to all of the Board meetings (without such right derogating from the Director’s right to receive such notices) and to participate and vote in every such Board meeting in which the appointing Director is absent.

C)	Subject to the provisions of the letter of appointment by which he was appointed, an Alternate Director shall be vested with all of the rights of the appointing Director and shall be deemed a Director for all purposes.

D)	Appointing Director may terminate his appointment of an Alternate Director at any time thereafter. The appointment of an Alternate Director shall terminate by delivery of notice regarding the termination of such appointment by the appointing Director to the Company, or by the appointing Director’s resignation, or by termination of service of the appointing Director in any other way.

E)	Notice of the appointment or termination of appointment of an Alternate Director must be submitted in writing to the Company.

Article 90:

Director whose service was terminated may be reappointed to serve as Director.

Article 91:

Director’s office shall be vacated on the occurrence of any of the following:

A)	he resigns or is removed from office, as stipulated in Sections 229 through 231 (inclusive) of the Companies Law, provided that any resolution of the general meeting of the Company’s shareholders in this respect shall be adopted by a majority of at least 50% of the voting power in the Company.

B)	he is convicted in a felony specified in Section 232 of the Companies Law.

C)	a competent court orders his termination of service, as stipulated in Section 233 of the Companies Law.

D)	he is declared bankrupt, and in the case of a corporation – has declared its voluntary dissolution or was given a dissolution order.

E)	upon death.

F)	he is declared legally incapacitated.

Article 92:

If a Director’s office becomes vacant, the remaining serving Directors may continue to act in any manner, provided that their number is of the minimal number specified above. If the number of serving Directors is lower than their minimal one, the Board shall not be permitted to act, other than for the purpose of convening a general meeting of the Company’s shareholders for the purpose of appointing additional Directors.

Article 93:

The Directors may appoint, immediately or of a future date, additional Director(s) ~~to serve until the subsequent annual general meeting of the Company’s shareholders~~, provided that the number of Directors shall not exceed twelve (12) Directors (not including external Directors). The Directors shall determine at the time of appointment the class pursuant to Article 88 to which the additional Director shall be assigned.

Article 94:

Subject to the approvals required by any applicable law, the Directors shall be entitled to remuneration by the Company for their services as Directors. In addition, every Director shall be entitled to reimbursement of his reasonable travel expenses and other expenses related to his participation at the Board’s meetings and the service as a Director.

Article 95:

If and when so required by any applicable law, not less than 2 external Directors shall serve on the Board, and the provisions stipulated in the Companies Law regarding their qualifications, service and remuneration shall apply.

The Board of Directors’ Powers and Duties

Article 96:

The Board shall set the policy and guidelines for the Company’s operations and shall supervise the performance of the general manager’s position, and shall be vested with residual authority not vested or granted to any other organ.

Article 97:

Subject to the provisions of the Companies Law, the Board may delegate any of its powers to the general manager or to one of the Board’s committees.

Article 98:

A)	The Board may resolve by an ordinary majority that powers vested with the general manager shall be transferred to it, for a particular matter or for a particular period of time.

B)	Without derogating from the above, the Board may instruct the general manager how to act in a particular matter. Should the general manager fail to follow such instruction, the Board may exercise the power required to execute such instruction in his stead.

C)	Should the general manager be unable to exercise his powers, the Board may exercise them in his stead.

Board Meetings

Article 99:

The Board shall convene in accordance with the Company’s needs and not less than once every three (3) months.

Article 100:

The chairman of the Board may convene a meeting of the Board at any time. In addition, any Director may request the Board to convene for the purpose of any matter to be specified.

Article 101:

A)	Notice of a Board meeting may be delivered orally, by telephone, in writing (including via e-mail or facsimile) or by telegram, at least twenty four (24) hours prior to the scheduled time of the meeting, or with a shorter prior notice or without notice, if so agreed by all Directors or Alternate Directors (if appointed).

B)	Director exiting the borders of Israel (hereinafter: “Absent Director”) who wishes to receive notices during the time of his absence, shall provide the Company corporate secretary with sufficient contact details for such purpose (an Absent Director who provided such contact details as well as any Directors who are present in Israel shall be collectively referred to hereinafter as: “Directors Entitled to Receive Notices”).

C)	An Absent Director who did not provide the above contact details, shall not be entitled to receive notices during his absence, unless he requested to deliver the notices to an Alternate Director representing him, who was duly appointed in accordance with these Articles herein.

D)	A written memorandum signed by the Company Secretary shall be deemed conclusive evidence of providing notice to the Absent Director which is a Director Entitled to Receive Notices.

Article 102:

Notice of a Board meeting shall state the time and place of the meeting and reasonable details of the matters to be discussed thereat, pursuant to the agenda.

The agenda shall be determined by the chairman of the Board, and shall include such matters so determined by him, as well as any other matter requested from the chairman of the Board to be included, by a Director or the general manager reasonable time prior to the Board meeting.

Article 103:

The quorum for opening a Board meeting shall be a majority of the Directors Entitled to Receive Notices who are not prohibited from participating and voting in such meeting under any applicable law. The quorum shall be verified at the opening of such meeting.

Notwithstanding the above, should the Board convene to resolve termination of the Company’s internal auditor’s service, the quorum shall be the majority of the Board.

Article 104:

The general meeting of the Company’s Board shall appoint one of the Directors to serve as chairman of the Board. The chairman of the Board shall conduct and administer the Board meetings. Should the chairman of the Board be absent from a Board meeting or should he not wish to conduct and administer such meeting, the Directors present at the meeting shall elect one of them to serve as chairman for such meeting, to conduct and administer it, and to sign the its minutes.

Article 105:

Board Resolutions shall be adopted by an ordinary majority. Each Director shall have one vote. The chairman of the Board shall not have an additional or casting vote.

Article 106:

Subject to the presence of a due quorum, the Board may exercise all powers and discretion vested in it at the date of meeting, or usually exercised by it, in accordance with these Articles herein.

Article 107:

The Board may hold meetings using any means of communication, provided that all the participating Directors are able to hear one another at all times.

Article 108:

The Board may adopt resolutions without actually convening, provided that all Directors Entitled to Receive Notices and those entitled to participate in the discussion and vote have provided their consent for such non–convening for the matter thereof. Should any such meeting not convene, minutes of the resolutions, including the resolution not to convene, shall be prepared, and signed by the chairman of the Board, or shall be drafted by the chairman of the Board and signed by all of the Directors.

For the purpose of this Article 108, a “Director’s signature” may be accompanied by his consent, objection or abstention. Instead of a Director’s signature, the chairman of the Board or the Company’s corporate secretary may attach a transcript signed by either of them, specifying such Director’s vote.

Article 108A:

A resolution adopted without the Board actually convening and signed by the chairman of the Board, provided that all Directors Entitled to Receive Notices and entitled to participate in the discussion and vote on the matter thereof have provided their consent to the above, or a written resolution signed by all Directors Entitled to Receive Notices and entitled to participate in the discussion and vote on the matter thereof, shall be, subject to the provisions of the Law, valid and legally binding as a resolution of a duly convened meeting of the Board in accordance with these Articles herein.

Article 109:

Subject to the provisions of any applicable law, all acts performed by the Board or pursuant to a Board resolution or by a Board committee or by any Person serving as Director or as a member of a Board committee, shall be valid even if a later defect in the appointment of the Board, the Board committee, the Director, or the committee member is discovered,  or if any or all of them were disqualified from service in their respective positions, as though they were duly nominated for service and have the required skills to serve as Directors or members of the relevant Board committee.

Board Committees

Article 110:

The Board may establish Board committees. Person who is not a member of the Board shall not serve as member of a Board committee to which the Board has delegated any of its powers. Persons who are not Directors may be appointed to serve on a Board Committee designated solely for the purpose of advising and consulting. Subject to the provision of the Companies Law and these Articles herein, the Board may delegate all or any of its powers to a Board committee. Any Board committee shall consist of not less than two (2) Directors.

Article 111:

Each Board committee must exercise its powers in compliance with all terms and regulations prescribed by the Board. Board committees’ meetings and actions shall comply with the provisions stipulated in these Articled herein relating Board meeting and actions, to the fullest applicable extent, unless otherwise prescribed by the Board.

Article 112:

Board committees shall routinely report to the Board regarding their respective resolutions or recommendations, as prescribed by the Board.

Article 113:

The Board may cancel any resolution adopted by a Board committee appointed by it. Nevertheless, such cancellation shall not invalidate such resolution by which the Company acted in relation to other Person, who was unaware of the cancellation thereof.

All acts made in good faith at a Board meeting or by a Board committee or by any Person acting as a Director shall be valid even if a later defect in the appointment of the Director or such Person serving or acting as such, or if any or all of them were disqualified from service in their respective positions, as though they were duly nominated for service and have the required skills to serve as Directors.

The General Manager

Article 114:

The general manager shall be appointed and dismissed by the general meeting of the Company’s shareholders, which may appoint more than one general manager.

Article 115:

The general manager shall be responsible for the day-to-day management of the Company’s business within the framework of the policy determined by the Board and subject to its guidelines. The general manager shall have all the management and executive powers of not vested in other organ in accordance with the Law or these Articles herein, and shall be subject to the Board’s supervision.

Article 116:

A)	The general manager shall notify the chairman of the Board, without delay, of any extraordinary issues material to the Company, and shall provide the Board with reports on such matters, at such times and of such scope as the Board may determine. Should the Company not have an acting chairman of the Board, or should he be unable to exercise his powers, the general manager shall notify or report the aforesaid matters to all members of the Board.

B)	The chairman of the Board may, in his own initiative or pursuant to a Board resolution, request the general manager to provide a report on the Company’s businesses.

C)	Where a notice or report requires an action by the Board, the chairman of the Board shall convene, without delay, a Board meeting to discuss the notice or the resolution to act as required.

The Company’s Office Holders

Article 117:

The general manager may appoint office holders from time to time (except for Directors and a general manager) for either permanent, temporary or special positions, as he  finds appropriate, and he may terminate the appointment of any of the above officer holder from time to time in his sole discretion.

Article 118:

The general manager may establish the powers and positions of the officer holders so appointed by him, as well as their respective employment terms, all subject to the provisions of the Companies Law.

Internal Auditor

Article 119:

To the extent required by any applicable law, the Board shall appoint an internal auditor in accordance with the recommendation of the audit committee.

Article 120:

The internal auditor shall examine, among other things, the compliance of the Company’s actions with the provisions of the Law and proper business procedures.

Article 121:

The internal auditor shall be subject to the chairman of the Board’s supervision.

Article 122:

The internal auditor shall submit to the Board a proposal for an annual or periodic work program for approval. The Board shall approve such proposal or any modifications it considers necessary.

The Accounting Auditor

Article 123:

One or more accounting auditors shall be appointed by every annual general meeting of the Company’s shareholders, and shall hold office until the end of the following annual general meeting. Notwithstanding the above, accounting auditor may be appointed for a longer period, which shall exceed the end of the third annual general meeting following the annual general meeting in which the auditor was appointed, by an ordinary majority resolution of the general meeting.

Article 124:

The general meeting of the Company’s shareholders may terminate the accounting auditor’s service, subject to, and in accordance with, the provisions of the Companies Law.

Article 125:

The accounting auditor’s compensation for performing the audit shall be determined by the Board, which shall report such compensation to the annual general meeting of the Company’s shareholders.

Article 126:

The accounting auditor’s compensation for additional services which are not related to auditing shall be determined by the Board, which shall report such compensation, including payments and other of the Company’s obligations to the auditor, to every annual general meeting of the Company’s shareholders; the term “auditor” shall include, for the purposes of this Article 126 herein, a partner, an employee related to the accounting auditor and a corporate body under his control.

Validity of Acts and Approval of Non-Extraordinary Transactions

Article 127:

Subject to the provisions of any applicable law, all acts done by the Board or by a Board committee or by any Person acting as a Director or as a member of a Board committee or by the general manager, as the case may be – shall be valid even if later discovered that there was a defect in the appointment of the Board, the Board committee, the Director, the committee member or the general manager, as the case may be, or that any such officer holders does not qualify to serve in his position.

Article 128:

Should an office holder have a personal interest in any of the Company’s transactions, such office holder shall disclose to the Company, reasonable time prior to the discussion on the approval of such transaction, information regarding the nature of his personal interest, including any relevant fact or document.

Article 129:

A Company’s transaction with an office holder or a Company’s transaction with another Person in which an office holder has personal interest, which is not an extraordinary transaction, shall be approved by the Board. The Board may approve such transaction either by providing a general approval for a particular type of transactions or by approving a particular transaction.

Article 130:

The Company’s extraordinary transaction with an office holder, the Company’s engagement with a Director of the Company regarding the terms and conditions of his service and/or employment in other positions, the Company’s extraordinary transaction with one of its controlling shareholders, the Company’s extraordinary transaction with another Person in which one of the Company’s office holders or  controlling shareholders have  personal interest and the Company’s engagement with one of its controlling shareholders or any of his relatives (if he also serves as one of the Company’s office holders  – regarding his terms and conditions of services and if he is an employee of the Company who does not serve as an office holder – regarding his terms and conditions of employment), shall be approved in accordance with any applicable law.

Distribution of Dividends

Article 131:

Subject to the provisions of the Companies Law, the Board may resolve to distribute dividends.

Dividends and Bonus Shares

Article 132:

Subject to any special or limited rights attached to any classes of Shares, dividend or bonus shares shall be distributed relatively to the paid par value of the Shares, without consideration to any premium paid on such Shares.

Article 133:

The Company may set determining date for determining the right to receive dividends, provided that such date shall be later than the date on which the dividend distribution was approved.

Article 134:

The Board may delay the distribution of any dividend, bonus, benefit, rights or other amounts to be paid on account of Shares which are subject to the Company’s lien, and to use any such amount or exercise any such bonus, benefit or right and to use the consideration received upon such exercise for payment of any debts owed by the holder of such Shares on which the has lien.

Article 135:

The transfer of Shares shall not provide the transferee with the right to participate in the distribution of dividends or any other distribution declared after such transfer and prior to the registration of the transfer with the Register. Notwithstanding the above, where the transfer of Shares is subject to the Board’s approval, the date of registration of the transfer with the Register shall be replaced by the date of such approval.

Article 136:

Dividends unclaimed within seven (7) years from the date of approving their distribution shall be forfeited and shall be reverted to the Company.

Article 137:

Unless other instructions were provided, any dividend may be paid by check or payment order which shall be sent via mail to the registered address of the Person entitled to receive such dividend, and if there are two or more joint registered owners, to the registered shareholder whose name appears first in the Register. Any such check shall be in favor of the shareholder entitled to receive it, and its payment shall be used as release of any payments paid in connection with such Share.

Article 138:

The Board may withhold from any dividend or other distribution in connection with a shareholder’s Shares, whether such shareholder is the sole holder of such Shares or holds them jointly with others, any amounts due from the shareholder, on account of payment demand or other similar demands.

Article 139:

The Board may, in accordance with its discretion, set aside to special funds any amounts from its profits or from the revaluation of its assets, or from the proportional share in the revaluation of its affiliated companies’ assets, and to determine the purpose of such funds.

Merger

Article 140:

A merger shall be approved by an ordinary majority of the general meeting of the Company’s shareholders, unless otherwise stipulated by the Law.

Minutes

Article 141:

The Company shall maintain a register of the minutes of the general meetings of its shareholders, class meetings, Board meetings and Board committees meetings. All minutes shall be archived at the Office or at such other address in Israel, of which the Company has notified the Registrar of Companies, for the period of seven (7) years following the date of any such meetings.

Article 142:

The abovementioned minutes shall include the following:

A)	the date and location in which the meeting was held;

B)	the names of participants, and if they are representatives of an Alternate Directors, the names of their respective appointers, and in meetings of the Company’s shareholders – the number and class of the Shares held by the voters;

C)	the summary of the discussions held and the resolutions adopted;

D)	directives and instructions provided by the Board to its committees or general manager; and

E)	documents, reports, approvals, opinions and other information presented, discussed or attached.

Article 143:

Minutes of the general meeting of the Company’s shareholders signed by the chairman of the general meeting shall constitute a prima facie evidence of its content. Minutes of the meetings of the Board or Board committees, approved and signed by the Director chairing such meeting shall constitute a prima facie evidence of its content.

Register of Shareholders

Article 144:

The company shall maintain a Register which shall include the following:

A)	With respect to Shares registered under a Person’s name –

1)	the name, identity number and address of the each shareholder, as provided to the Company;

2)	the number of Shares and their respective classes held by each shareholder, their par value and if any consideration was yet to be paid – such unpaid consideration;

3)	the issuing date of the Shares or the transfer dates to shareholders, as the case may be; and

4)	where the Shares include serial numbers, the Company shall note next to the name of each shareholder the numbers of such Shares registered under such shareholder’s name.

B)	With respect to bearer shares –

1)	note indicating issuance of bearer Shares, their issuance date and the number of bearer Shares issued;

2)	the numbering of the bearer Share and of the Share certificates;

If a share deed was cancelled following the Shareholder’s request, such Shareholder’s name and number of Shares registered under his name shall be registered in the Register.

C)	With respect to Dormant Shares - also their numbers and the date on which they became dormant, all to the Company’s knowledge.

D)	With respect to Shares which do not confer any voting rights in accordance with Section 309(b) or 333(b) of the Companies Law - also include their numbers and the date on which they became Shares which do not confer any voting rights, all to the Company’s knowledge.

E)	All such other details which required or permitted under the Companies Law or these Articles herein.

Article 145:

The Company may maintain an additional Register outside of Israel.

Article 146:

The Register shall be deemed as a prima facie evidence of its contents. In the event of contradiction between the information provided in the Register and the one provided in a Share certificate, the evidentiary weight of the Register shall prevail over that of the Share certificate.

Notices

Article 147:

Notice of a general meeting of the Company’s shareholders shall be provided in accordance with Article 63 above.

Article 148:

A)	Notices which the Company is required to deliver to its registered shareholders in accordance with any applicable law, subject to Article 63 above, shall be delivered to such shareholders by personal delivery shall be delivered to the last addresses they provided the Company. Delivery by mail shall be deemed duly delivered – If delivered to addresses in Israel within seventy two (72) hours from delivery, and to an address outside of Israel, within ten (10) days from delivery.

B)	The Company may deliver notices to the registered shareholders, whether they hold Shares registered under their names or bearer Shares, by publishing the notice in two Hebrew-language daily newspapers with wide circulation as stipulated in Article 63 above, and the publication date of the 2 newspapers publications shall be deemed as the receipt date of such notice by the shareholders.

Sub-section (a) above shall not apply in such cases where the Company shall send notices in accordance with this subsection (b), unless otherwise required by any applicable law.

C)	Nothing in sub-Sections (a) and (b) above shall impose upon the Company any obligation to provide notices to shareholders who did not provide it with their addresses in Israel.

Article 149:

The following Shareholders shall be deemed to have not provided the Company with a mail delivery address in Israel:

A)	Shareholder who failed to confirm the receipt of a registered mail sent to the address he provided the Company with requesting such confirmation or an update of a new address, within thirty (30) days from the date the mail was sent.

B)	Shareholder whose been sent a registered mail by the Company which was returned to the Company by the postal services or where the postal services sent the Company a notice that such shareholder no longer resides in that address, or any similar notice.

Article 150:

Where Shares are jointly held, the Company may duly send a notice by sending it to the shareholder whose name is registered first in the Register.

Article 151:

Any document or notice sent to a shareholder in accordance with the provisions of these Articles herein shall be deemed to have been duly sent despite the departure, bankruptcy or winding up of such shareholder (whether the Company was aware of or not), so long as no other Person was registered as the holder of his Shares, and such delivery shall be deemed for all purposes as adequate with respect to any Person interested in such Shares.

Winding Up and Liquidation

Article 152:

Should the Company be wound up and liquidated, either voluntarily or otherwise, the following shall apply, unless otherwise provided in these Articles herein or in the terms and conditions of any Share issued:

A)	The liquidator shall first use all of the Company’s assets to discharge its obligations (the Company’s remaining assets following such discharge of all its obligations shall be referred to hereinafter as the “Remaining Assets”).

B)	Subject to special rights attached to Shares, the liquidator shall distribute all Remaining Assets amongst the shareholders on a pro rata basis to the par value of their respective Shares.

C)	Pursuant to an ordinary majority resolution of the general meeting of the Company’s shareholders, the liquidator may distribute the Remaining Assets or any part thereof amongst the shareholders in specie or transfer any part of them to a trustee who shall hold them for the benefit of the shareholders, as the liquidator deems appropriate.

Exemption of Liability

Article 153:

A)	The Company may exempt an office holder in advance from all or any of his liabilities for damage resulting from breach of his duty of care to it.

B)	Notwithstanding the above, the Company may not exempt a Director in advance for his liability for a breach of the duty of care in distribution, as such term is defined in the Companies Law.

Insurance

Article 154:

The Company may enter into an insurance agreement for the insurance of office holders’ liability, in whole or in part, for an obligation imposed upon him in resulting from an act performed in his capacity as an office holder, in any of the following cases:

A)	a breach of the duty of care to the Company or to another Person;

B)	a breach of the fiduciary duty to the Company, provided that the office holder acted in good faith and had reasonable basis to believe that the act would benefit the Company;

C)	a monetary obligation imposed on the office holder in favor of another Person;

D)	a payment imposed on the office holder in connection with an Administrative Enforcement Procedure, including reasonable litigation expenses and attorney’s fees; or

E)	any other insurable act in accordance with the provisions of the Companies Law.

Indemnity

Article 155:

Subject to the provisions of the Companies Law, the Company may indemnify an office holder for any of the following liabilities and expenses he incurred resulting from an act performed in his capacity as an office holder:

A)	a monetary obligation imposed on him in favor of another Person pursuant to a judgment, including a settlement or arbitrator’s award approved by court;

B)	reasonable litigation expenses, including attorney’s fees, incurred by the office holder pursuant to an investigation or proceeding conducted against him by an competent authority, and which concluded without a criminal indictment being filed against him and without a monetary fine being imposed on him as an alternative to a criminal proceeding, and which does not require proof of criminal thought; in this sub-Article:

conclusion of a proceeding without a criminal indictment being filed in a matter in which a criminal investigation has been commenced – shall mean the closing of a file in accordance with Section 62 of the Criminal Procedure Law (Consolidated Version) 5742-1982 (hereinafter in this sub-Article: the “Criminal Procedure Law”), or the stay of proceedings by the Attorney–General in accordance with Section 231 of the Criminal Procedure Law;

“Monetary liability as a substitute for legal proceedings” – a monetary liability that has been imposed by any applicable law as a substitute for a legal proceeding, including an administrative fine pursuant to the Administrative Offences Law, 5746-1985, a fine for an offence that has been determined as a finable offence pursuant to the provisions of the Criminal Procedure Law, a financial sanction or penalty;

C)	reasonable litigation expenses, including attorney’s fees, incurred by the office holder or which he is ordered to pay by a court in proceedings filed against him by the Company or on its behalf or by another Person, or in a criminal indictment of which he is acquitted, or in a criminal indictment in which he is convicted of an offence not requiring proof of criminal thought or in an Administrative Enforcement Procedure conducted against him;

D)	a payment imposed on the office holder in favor of an injured party in connection with an Administrative Enforcement Procedure;

E)	any other liability or expense for which it is or shall be permitted to indemnify an office holder in accordance with the Companies Law.

Article 156:

The Company may indemnify an office holder retroactively, and it may undertake in advance to indemnify an office holder, or to indemnify him retroactively, as stipulated in Article 155(A) above, for a liability or expense imposed on him in resulting from an act performed in his capacity as an office holder, provided that the undertaking shall be limited to events which in the Board’s opinion are to be expected given the Company’s  activities at the time the indemnity undertaking is given, as well as the reasonable amounts or criteria as the Board so determined to be expected given the Company’s activities when the indemnity is given as well as the amount and the criteria that the board of directors determined as reasonable in the circumstances of the case, and it may undertake o indemnify him in advance as stipulated in Article 155 (B)-(E) above.

Article 157:

In no case shall the total accumulated sum of indemnity to be paid by the Company (in addition to such sums received from the insurance company, if received, for Directors and officer holders’ insurance purchased by the Company) to all office holders, in accordance with all letters of indemnity provided to them by the Company, exceed 25% of the Company’s equity in accordance with the Company’s most recent financial reports as of the indemnity payment date.

Signatory Rights

Article 158:

A)	The signature of any Person duly authorized by the Board from time to time, alone or together with others, in general or for a particular matter, accompanied by the Company’s seal or printed name, shall bind the Company.

B)	The Board may determine separate signatory rights with regards to the Company’s different operations and with regards to sums for which such Persons are authorized to sign.

Amendment to these Articles of Association

Article 159:

The Company may amend these Articles herein by an ordinary majority resolution adopted by the general meeting of the Company’s shareholders (provided that the provisions of Articles 6, 83, 84, 87, 88, 91, 92, 93 and 159 may only be amended by a resolution at the general meeting of the Company’s shareholders, provided however, that such amendment was also approved by a resolution of at least 75% of the members of the Board then in office, at a session of the Board which has taken place prior to the general meeting).

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